Mercedes-Benz Auto Receivables Trust 2020-1
Investor Report
Collection Period Ended   31-Dec-2020

Amounts in USD

Dates

Collection Period No.	7	
Collection Period (from... to)	1-Dec-2020	31-Dec-2020
Determination Date	13-Jan-2021	
Record Date	14-Jan-2021	
Distribution Date	15-Jan-2021	
Interest Period of the Class A-1 Notes (from... to)	15-Dec-2020	15-Jan-2021 Actual/360 Days 31
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	15-Dec-2020	15-Jan-2021 30/360 Days 30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	278,000,000.00	18,697,743.57	0.00	18,697,743.57	67.258070	0.000000
Class A-2 Notes	351,600,000.00	351,600,000.00	332,317,861.93	19,282,138.07	54.841121	0.945159
Class A-3 Notes	351,600,000.00	351,600,000.00	351,600,000.00	0.00	0.000000	1.000000
Class A-4 Notes	80,020,000.00	80,020,000.00	80,020,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,061,220,000.00**	**801,917,743.57**	**763,937,861.93**	**37,979,881.64**		
Overcollateralization	27,225,882.84	27,211,147.07	27,211,147.07			
Adjusted Pool Balance	1,088,445,882.84	829,128,890.64	791,149,009.00			
Yield Supplement Overcollateralization Amount	36,332,043.60	27,050,045.22	25,851,640.49			
Pool Balance	**1,124,777,926.44**	**856,178,935.86**	**817,000,649.49**			

	Amount	Percentage
Initial Overcollateralization Amount	27,225,882.84	2.50%
Target Overcollateralization Amount	27,211,147.07	2.50%
Current Overcollateralization Amount	27,211,147.07	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.262750%	4,230.49	0.015218	18,701,974.06	67.273288
Class A-2 Notes	0.460000%	134,780.00	0.383333	19,416,918.07	55.224454
Class A-3 Notes	0.550000%	161,150.00	0.458333	161,150.00	0.458333
Class A-4 Notes	0.770000%	51,346.17	0.641667	51,346.17	0.641667
Total		**$351,506.66**		**$38,331,388.30**	

Amounts in USD

Available Funds		Distributions	
Principal Collections	38,872,452.12	(1) Total Servicing Fee	713,482.45
Interest Collections	2,767,805.59	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	18,001.15	(2) Total Trustee Fees and any Asset Representations Reviewer	0.00
Recoveries	271,593.28	fees (max. $250,000 p.a.)	
Purchase Amounts	0.00	(3) Interest Distributable Amount Class A Notes	351,506.66
Advances made by the Servicer	0.00	(4) Priority Principal Distributable Amount	0.00
Investment Earnings	1,002.65	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Available Collections	**41,930,854.79**	(6) Regular Principal Distributable Amount	37,979,881.64
Reserve Fund Draw Amount	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Available Funds	**41,930,854.79**	(8) Total Trustee Fees and any Asset Representations Reviewer	0.00
		fees [not previously paid under (2)]	
		(9) Excess Collections to Certificateholders	2,885,984.04
		Total Distribution	**41,930,854.79**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	713,482.45	713,482.45	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	351,506.66	351,506.66	0.00
thereof on Class A-1 Notes	4,230.49	4,230.49	0.00
thereof on Class A-2 Notes	134,780.00	134,780.00	0.00
thereof on Class A-3 Notes	161,150.00	161,150.00	0.00
thereof on Class A-4 Notes	51,346.17	51,346.17	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	351,506.66	351,506.66	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	37,979,881.64	37,979,881.64	0.00
Aggregate Principal Distributable Amount	37,979,881.64	37,979,881.64	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	10,884,458.83
Reserve Fund Amount - Beginning Balance	10,884,458.83
plus/minus change to meet Reserve Fund Required Amount	0.00
plus Net Investment Earnings for the Collection Period	230.48
minus Net Investment Earnings	230.48
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	10,884,458.83
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	230.48
Net Investment Earnings on the Collection Account	772.17
Investment Earnings for the Collection Period	1,002.65

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,124,777,926.44	35,214
Pool Balance beginning of Collection Period	856,178,935.86	30,828
Principal Collections	22,012,791.75	
Principal Collections attributable to Full Pay-offs	16,859,660.37	
Principal Purchase Amounts	0.00	
Principal Gross Losses	305,834.25	
Pool Balance end of Collection Period	817,000,649.49	29,967
Pool Factor	72.64%	

	As of Cutoff Date	Current
Weighted Average APR	3.82%	3.85%
Weighted Average Number of Remaining Payments	52.53	45.46
Weighted Average Seasoning (months)	11.02	18.80

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	815,334,143.44	29,921	99.80%
31-60 Days Delinquent	1,139,539.47	32	0.14%
61-90 Days Delinquent	430,573.27	10	0.05%
91-120 Days Delinquent	96,393.31	4	0.01%
Total	817,000,649.49	29,967	100.00%

Delinquency Trigger	**3.550%**
60+ Delinquency Loans to EOP Aggregate Securitization Value	0.065%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

Losses (1)	Current		Cumulative	
	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	305,834.25	6	3,709,296.62	95
Principal Net Liquidation Proceeds	16,193.39		1,271,243.11	
Principal Recoveries	267,668.73		1,280,666.52	
Principal Net Loss / (Gain)	21,972.13		1,157,386.99	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	0.032%
Prior Collection Period	0.404 %
Second Prior Collection Period	0.334 %
Third Prior Collection Period	0.167 %
Four Month Average	0.234%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.103%
Average Net Loss / (Gain)	12,183.02

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.